Exhibit 99.1

i-80 Gold Releases High-Grade Results from Underground Drilling at Granite Creek

Including 22.0 g/t Au over 29.0 m, 18.4 g/t Au over 14.4 m & 60.5 g/t Au over 4.1 m

RENO, Nev., May 14, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce additional high-grade results from the ongoing drill program to define mineralization in the upper part of the South Pacific Zone at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada.

The new results are from seven new holes drilled in the underground campaign focused on the delineation of mineralization within the South Pacific Zone ("SPZ"). The SPZ is located immediately north of the current mine workings and is expected to become the primary zone for mining (see Figure 1).  Initial stopes in the SPZ are being planned for H1-2024 once mine workings are extended to provide access.

The underground drill program is focused on the southern and upper part of the deposit, where initial mining is planned.  Results from the underground program continue to demonstrate continuity of high-grade mineralization with some of the best results received to-date in the South Pacific Zone.

Highlight results from the most recent seven new underground drill holes testing the South Pacific Zone at Granite Creek include:

  GCPU23-33: 17.7 g/t Au over 7.0 m
  GCPU23-45A: 27.2 g/t Au over 4.0 m
  GCPU24-01: 18.1 g/t Au over 14.4 m
  GCPU24-02: 22.0 g/t Au over 29.0 m
  GCPU24-04: 11.0 g/t Au over 22.4 m
  GCPU24-04: 60.5 g/t Au over 4.1 m

"The ongoing surface and underground drilling program at Granite Creek continues to confirm impressive high-grade gold mineralization, including over substantial widths.", stated Tyler Hill, Chief Geologist of i-80.  "Importantly, the South Pacific Zone is expected to become the primarily source of mineralization at Granite Creek and remains open along strike to the north and at depth, providing considerable upside."

Table 1 – Summary Assay Results from South Pacific Zone Underground Drilling

Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
GCPU23-33	SPZ	Core	75.0	75.7	0.7	37.7
And	SPZ	Core	158.2	161.2	3.0	8.9
And	SPZ	Core	194.8	195.7	0.9	37.3
And	SPZ	Core	206.7	213.7	7.0	17.7
GCPU23-44	SPZ	Core	92.2	92.8	0.6	10.5
GCPU23-45A	SPZ	Core	168.2	172.2	4.0	27.2
GCPU24-01	SPZ	Core	34.3	36.0	1.6	14.7
And	SPZ	Core	153.7	168.0	14.4	18.1
GCPU24-02	SPZ	Core	200.9	229.8	29.0	22.0
GCPU24-03	SPZ	Core	8.2	9.0	0.8	18.3
GCPU24-04	SPZ	Core	181.2	203.6	22.4	11.0
And	SPZ	Core	208.5	210.0	1.5	14.6
And	SPZ	Core	214.6	215.8	1.2	23.9
And	SPZ	Core	219.9	224.0	4.1	60.5

True widths estimated 10-50%

Table 1a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	GCPU23-33	478223	4554278	1328	046	-40
	GCPU23-44	478223	4554278	1328	052	-47
	GCPU23-45A	478223	4554277	1328	076	-57
	GCPU24-01	478223	4554276	1329	096	-62
	GCPU24-02	478223	4554277	1328	057	-77
	GCPU24-03	478224	4554277	1328	067	-75
	GCPU24-04	478224	4554278	1328	055	-51

With its improved financial position, the Company is in the process of ramping up a large-scale surface drill program to complete further definition and expansion drilling of the SPZ in advance of an updated resource estimate and Feasibility Study for the Granite Creek Property. Four (4) drill rigs will be used to complete this program. Additionally, the main decline is being extended to provide access to the SPZ and initial stoping of this new zone is expected mid-year.

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (see Figure 2). High-grade mineralization occurs in a near-identical geological setting as that at the multi-million ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike.

Figure 1 – Long Section View of the Granite Creek Deposit (CNW Group/i-80 Gold Corp)

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

AGM & Investor Day Presentation

The Company will hold an "Investor Day" presentation immediately following its Annual General Meeting (AGM) today, May 14, 2024, being held at Bennett Jones LLP office – 100 King St W Suite 3400, Toronto in the Canada Boardroom on the 34th floor. The in-person AGM will begin at 4:00pm EST followed by the webcasted Investor Day presentation commencing at 4:30pm EST. The presentation can also be accessed via a conference call and webcast (details below). Investors are invited to attend the event in-person where they can meet and discuss details with members of i-80's Board of Directors and Management Team.

Conference Call Participant Details

Webcast URL:	https://app.webinar.net/eb85pbLyxrG
Phone Number Information:
North American Toll-free:	1-888-664-6383
Local Toronto:	1-416-764-8650

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450

CO: i-80 Gold Corp

CNW 17:16e 14-MAY-24